FILED BY AVANT! CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, AVANT! CORPORATION DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934. SUBJECT CORPORATION: AVANT! CORPORATION, COMMISSION FILE NO. 0-25864.

Additional Information

     On May 2, 2002, Synopsys, Inc. filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the proposed merger with Avant!. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT MATERIALS FILED BY AVANT! OR SYNOPSYS WITH THE SEC, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant materials filed by Synopsys and Avant! with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Synopsys by accessing Synopsys’ website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000. Investors and security holders may obtain free copies of the documents filed with the SEC by Avant! by accessing Avant!’s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000.

     Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, is set forth in the definitive joint proxy statement/prospectus.

     On May 2, 2002, Avant! hosted a conference call relating to Avant!’s first quarter of fiscal year 2002 in which the proposed merger between Synopsys and Avant! was discussed. The communication filed herewith is a transcript of that call.

Paul Lo:	I’ll start from the beginning. Thank you.

Good afternoon investors and analysts. I would like to welcome you to Avant!’s First Quarter 2002 Earnings Conference Call.

This is Paul Lo, President of Avant! Corporation. Also with me are some members of the Avant! management team. Howard Ko, Clayton Parker, Viraj Patel, Scott Spangenberg, and Dennis Heller.

Today, we will discuss the highlights of our first quarter, talk about our prior achievements, and business results. Following that, we will answer any questions that you might have.

I will now turn it over for a moment to Dennis, who will review the Safe Harbor language.

Dennis Heller:	Thank you, Paul. By now many of you have received Avant!’s Press Release, providing the details of our first quarter 2002 financial results. If you haven’t, you can call area code 510-413-7141, and we’ll fax it to you right away.

This announcement may contain forward-looking statements that involve risks and uncertainties. The statements made during this announcement that are not purely historical, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Avant!’s expectations, beliefs, intentions or strategies regarding the future.

Avant!’s actual results could differ materially from the results described in such statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed in the Press Release issued earlier today.

In addition to any other risk factors that may be highlighted during this conference call, listeners should review the risk factors in Avant!’s most recent 10K, 10Q and 8K reports on file with the Securities and Exchange Commission, as well as the materials filed with the SEC regarding the proposed merger between Avant! and Synopsys.

In connection with the proposed merger, Synopsys and Avant! have filed Preliminary Joint Proxy Statement/Prospectus with the SEC. Investors and security holders are urged to read the Preliminary Joint Proxy Statement/Prospectus, and the Definitive Joint Proxy Statement/Prospectus when it becomes available, and any other relevant materials filed by Avant! or Synopsys with the SEC because they contain or will contain important information. Investors and security holders may obtain a free copy of the Preliminary Joint Proxy Statement/Prospectus, the Definitive Joint Proxy Statements/Prospectus when it becomes available, and other relevant materials filed by Synopsys and Avant! with the SEC at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Synopsys by accessing Synopsys’ web site at www.Synopsys.com, or by directing a request by mail or telephone to 700 E Middlefield Road, Mountain View, CA, and the zip code is 94043, with attention to the company’s secretary. The phone number there is area code 650-584-5000.

Investors and security holders may obtain free copies of the documents filed with the SEC by Avant! by accessing Avant!’s web site at www.avanticorp.com, or by directing a request by mail or by telephone to 46871 Bayside Parkway in Freemont, CA, zip code is 94538, with attention to the company’s secretary. And the phone number here is area code 510-413-8000.

Avant!, Synopsys and their respective directors, executive officers and certain other members of management employees may be soliciting proxies from their respective shareholders in favor of the merger.

Information regarding the persons who may, under the rules of the SEC, be considered participants in solicitation of Synopsys stockholders or the Avant! stockholders, as the case may be, in connection with the proposed merger is set forth in the Preliminary Joint Proxy Statement/Prospectus filed with the SEC, and will also be set forth in the Definitive Joint Proxy Statement/Prospectus when it becomes available.

I’d also like to note that all references to earnings and earnings per share will be on a pro forma diluted basis, excluding unrealized losses from venture capital investment, and a net gain from sale of an asset, unless otherwise indicated.

A reconciliation of pro forma and GAAP results is included in the Press Release that we issued earlier today.

Now it’s my pleasure to turn the call back over to Paul.

Paul Lo:	While the overall direction of the broader economy remains the subject of great analysis and debate, one thing is clear. The business climate is very tough. In spite of the challenging economy, our business in Q1 was very strong.

We’re announcing our 33rd consecutive quarter of increasing revenue, and a stronger balance sheet. During the first quarter, we saw strong demand for our products in all areas. We continue to improve our cash position and consistent with this business climate we tightly control costs across the board. Through our globalization initiative, we’re able to deliver a more efficient R&D and customer support, without lowering our market effectiveness. Once again in Q1 we committed substantial resources to research and development of new products.

Let me tell you about some of our business successes in the first quarter. I’ll start with Astro. We have been making excellent progress with Astro. Astro is our next generation place and route, time enclosure and single integrity solution. Q1 saw a dramatic increase in the number of Astro customers.

There are now 16 customers using Astro in their production design flows, and with more than 55 customers in the process of integrating Astro into their design flow. Astro successfully beat both Cadence and Magma in competitive benchmarks, to win business in Q1.

I will highlight three of those successes from around the globe. In Q1 Charter Semiconductor incorporated the complete Astro suite into its .13 micron reference flow for SoC physical automation and place and route.

Astro joins other Avant!-based SinglePass-SoC design tools in Charters’ reference design flow. Astro’s high integration of larger automation, timing closure, signal integrity, rail analysis, and manufacturability are critical for advanced processes.

Astro enabled Ricoh to take out a multi-million gate design, and meet a previously unattainable timing target. Astro helped Ricoh shorten turnaround time from weeks to days, for a 3.5-Milliongate-Design.

Ricoh’s achievements with Astro translate into a tremendous overall improvement in their design productivity. They are extremely satisfied with Astro’s capacity. This has allowed them to complete the 3.5-Milliongate-Design.

Astro’s powerful timing-closure flow and capacity for huge design, provide a multifold productivity advantage to Ricoh. Productivity is the bottom line value in EDA.

Procket Networks also selected Astro’s advanced optimization and place and route technology for its multimillion-gate SoC design. They did an extensive evaluation, and Astro consistently demonstrated the shortest turnaround time and tightly integrated solution for design closure. For Procket, design turnaround time and design integration are mission critical.

Also in Q1, the Electronics and Telecommunications Research Institute IT Support Center selected Astro as its design solution, to achieve rapid design closures for SoC designs. The project manager for the Support Center determined that Astro was the best in class design solution for physical automation.

This support center assists promising startup companies in developing leading-edge SoC designs. So we see a lot of opportunities for Astro.

Last quarter we also announced that our SinglePass SoC solution was chosen by Super H. Super H is a leader in the development and licensing of 32 and

64-bit embedded processor cores. Super H has said that Avant!’s SinglePass solution saves time, and produces better results.

Columbia, our new chip assembly router, continued to gain new customers in Q1, with significant wins in both Asia and Japan. Customers tell us that Columbia gives them an average of 3.5 times productivity improvement. One customer reported a 10 times productivity improvement for chip assembly routing.

Overall the number of Columbia customers continues to increase with repeated orders from three major semiconductor customers. We are pleased with the growing success of Columbia.

Jupiter XP our Hierarchical Design Planning has very strong market momentum. We see 29% increase in the number of Jupiter customers in Q1 2002 over Q1 2001.

In Q1 a market-leading parasitic extraction product Star RC/XT continued to prove that it is a tool of choice for power users in Q1. The vast majority of its sales closed without any evaluation or benchmarking. Its reputation in the design community is excellent.

In Q1 the RC/XT continued to displace competitors in mass production flows in Europe and in the U.S. This success was across multiple customers and markets, including DSP and Microprocessor.

The mask synthesis area is another where we continue to see success. Particularly with our Proteus OPC product. We believe the Proteus OPC is the market leader in its category. It is winning because of better accuracy and demonstrated yield enhancement.

In Q1 two major customers moved our Proteus OPC solution into production mode. Currently, OPC is used on one or two key mask in the semiconductor manufacturing process. We expect that for the 90-nanometer node up to 15 masks will require mask through synthesis for OPC technology.

Since we’re a leader in OPC, this is an excellent growing business opportunity for us. Avant! released Venus, our new physical verification product in January of 2002. Already, we have closed business with Venus and three customers.

SiberCore was one of the first customers to select Venus. The ability to multithread and distribute processing delivered impressive and engineering productivity increase for SiberCore. Customers like Venus’ seamless migration from Hercules, and multi-threading and distribute processing multiple low cost Linux machines.

As feature sizes get smaller and designs get more complex, the potential for Venus continues to grow.

Finally, we’re also pleased with the success of Star-SimXT. As you may know the “Fast Spice” market has been retooling over the past four quarters, as customers adopt hierarchical transistor-level simulation technology.

Our entry in this category, Star-SimXT has won 75% of its competitive benchmarks in the last five months. Star-SimXT was adopted by Procket Networks and Specular Networks.

Regarding the upcoming merger with Synopsys we are on schedule, working through the approval processes. As you know, June 4 has been selected as the date of both companies’ shareholder votes.

For 33 quarters in a row, for more than 8 year, we have announced increasing revenues. We have announced many new products and great progress for our customers. Everyone at Avant! is proud of these accomplishments.

We’re excited about the future. Avant! enters this merger stronger than ever, and the things that have made Avant! successful for the last decade will never change. Our hard work, our commitment to our customers, our commitment to our people, our commitment to innovation of products and services.

I want to thank all of you for your commitment to us. Let’s continue to do great things together. Thank you. Now, I’ll hand it over to Dennis for some financial details.

Dennis Heller:	Thank you, Paul. I’ll begin by reviewing our financial results for the quarter. Following that, we’ll answer any questions that you might have.

Once again, references to earning as earnings per share will be on a pro forma basis, unless otherwise indicated. As you just heard from Paul, we’re proud to announce another quarter of increasing financial performance here at Avant!. Over eight years, built on 33 consecutive quarters of growth is quite an achievement in the EDA industry. It underscores the true strength of Avant!. This performance is the result of the hard work, the commitment and the belief of the people of Avant! that we work with here.

First quarter revenues totaled $108 million. That’s a 15% increase over the first quarter of 2001. Net earnings for the quarter was a record $31 million, or

$.79 per share. This is a 70% increase in net earnings and a 64% increase in earnings per share over Q1 of last year.

On a sequential basis, net earnings were 12% higher than for the fourth quarter of 2001. The average diluted shares for the quarter were 40 million versus 39 million shares in the fourth quarter of last year.

Revenue was solid for us again, and you can see that we have now provided a breakout of perpetual license versus time licenses in the press release table. Q1 showed a more pronounced move toward time license than in previous quarters.

Next I’ll talk about our cost and expense areas. Cost of sales totaled $6.4 million, or approximately 6% of revenue in the quarter. This line was 8% of revenue of Q4 of last year, and this change reflects better overall operating efficiency in Q1 of 2002.

Sales and marketing costs for Q1 were $23 million or 22% of total revenue versus 29% for the same quarter a year ago. This percentage reduction is due to our aggressive cost-cutting efforts. In particular, we benefited from lower advertising expenses and lower discretionary spending, including spending on travel.

R&D expense was $20 million for the quarter or 19% of sales versus $22.5 million or 24% of sales, for the first quarter of 2001. The percentage decreased in year-over-year R&D expense as the result of two factors.

First, we have globalized our R&D efforts and now we rely less heavily on the U.S. for our R&D efforts. Secondly, we no longer amortize goodwill and intangibles as we had in previous quarters, due to an accounting rule change.

G&A expenses were $9 million in the first quarter or 8% of revenues, and this compares with $9 million or 10% of sales for the first quarter of last year. Percentage, this is lower than last year, and reflects the results of our aggressive cost containment efforts

Income from operations was $49 million or 46% of total revenues for the first quarter of 2002, and this compares with $27 million or 29% of revenue in the prior year’s first quarter. The increase in operating income percentage includes the effect of reduced amortization expense, but more importantly is a direct result of our increased revenue, aggressive cost reduction, and our globalization efforts.

Interest and other income net was $796 thousand. That’s less than 1% of overall revenue for Q1. This compares to $2.6 million in Q1 of 2001. And this reduction results primarily from lower interest income, related to lower cash balances and lower interest rates during the quarter as compared with the same quarter last year.

Pretax income was a record $50 million or 46% of revenue for the quarter. Reported pretax income for the first quarter was $52.6 million and our effective tax rate was 37.5% for the quarter, and that’s the same as it was a year ago.

Depreciation and amortization totaled approximately $4 million for the quarter and capital expenditures were about $1.5 million for Q1. Cash in short term investments stood at $220 million at the end of the quarter.

As a result of continuing strong cash collections, the day sales outstanding for the first quarter were 36 days, as compared to 41 days for Q4 of last year. Our DSO figure was achieved without any factoring or financing of receivables.

So in summary, our strategic vision, which is based on our commitment to customers, technology and people, is yielding both top line and bottom line growth. Overall, we’re very pleased with the financial performance of Avant! during Q1, and hope that you are too.

Now I’ll turn it back over to Paul.

Paul Lo:	Thank you, Dennis. Now we will take your questions.

Operator:	At this time I’d like to remind everyone, in order to ask a question, please press star, then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Dennis Wassung of Adams, Harkness and Hill.

Dennis Wassung:	Ah yes, thank you, can you hear me?

Paul Lo:	Yes.

Dennis Wassung:	Great. A couple of quick questions. First, just the overall industry environment or customer environment. You talked about, you know, the very tough conditions out there, however you’ve obviously put up very strong results here.

Just if you could comment a little bit on what’s changed over the last few months, in terms of customers’ willingness to spend - just the overall environment out there.

Paul Lo:	Yes, this is Paul. I recently talked to some customers at our Technology Day in Fremont, it was just two days ago. And some customers are seeing a more solid booking especially in the foundry area, so I’m seeing some improvement just recently.

Dennis Wassung:	Okay, great. In terms of the merger with Synopsys. Looking at the preliminary proxy that was put out, talk about being, or expecting to be completed with the SEC review and the antitrust reviews, before the shareholder meetings on the 4th of June.

Just if you could comment, I guess, where you are in that process with the second request, and anything you can say that would be helpful.

Clayton Parker:	Yeah, hi Dennis. This is Clayton Parker. We’re still sticking to having the merger, or getting our antitrust approval done prior to what will be the shareholder date of now June 4.

We’re not really commenting by giving a play-by-play in any more detail on the process, except to say you know, we’re working with the FTC, and we ultimately think that the merger will be approved.

Dennis Wassung:	So, I guess obviously, your level of confidence is pretty high, though, that it will be done by June 4, at this point.

Clayton Parker:	That’s a good question, but again I don’t want to comment.

Dennis Wassung:	Okay. And last question, the Cadence/Simplex merger. I’m just wondering what kind of a competitive impact you think that will have for you, and if you could just talk about just the competitive environment, in general.

Paul Lo:	This is Paul. I think by that acquisition, I think, is consistent with our belief that in extraction analysis you can be integrated with a design creation process, and we have been winning against them quite recently. So I think the combination, whether that will strengthen the overall position for Cadence, it remains to be seen.

Dennis Wassung:	Okay, great. Thank you.

Paul Lo:	Thank you.

Operator:	Your next question comes from Jennifer Jordan of Wells Fargo.

Jennifer Jordan:	Congratulations on a great quarter, gentlemen. First, I was wondering if you could address — there’s been some commentary on other conference calls about the idea that perhaps you — your sales people were aggressive in their pricing of products, to get things moving in this quarter.

I’m wondering if you could address that concern? And then a follow up.

Dennis Heller:	Hi, Jennifer. This is Dennis. Yeah I heard the same comments, but we actually calculated our average discount over the last quarter, and that average is actually lower than it was in the previous quarter, Q4.

Jennifer Jordan:	Excellent. And then I was wondering if you could give any more insight into what does it take to get additional people adopting Astro, and what sort of a sales and evaluation process is for that? How long is it? And who are you seeing when you’re out in the marketplace really seeing in terms of the benchmarking?

Paul Lo:	I think in terms of Astro momentum, we’re engaging a lot with our existing base first, and many of our customers really like the improvement they see in the ease of use, in the turnaround time of the timing closure, and also in the speed of the routing.

There’s a lot of improvement in just the place and route itself, especially the routing time, so many customers are seeing many benefits in Astro. So we’re engaging in many of our own base, and also in the new startups.

Jennifer Jordan:	Are there any people that you’re seeing those customers also evaluate competitively?

Paul Lo:	Yeah, usually the customer will try the new things on the market. So they do have a couple of choices and they look at a couple of them, and then they will make a decision. We’re winning many of the competitions.

Jennifer Jordan:	Okay. Are you seeing more of Cadence or more of Magma,, or not able to comment.

Paul Lo:	I’m not on the street that often, so I cannot comment that much.

Jennifer Jordan:	Okay. Thanks. Paul.

Paul Lo:	Thank you, Jennifer.

Operator:	Your next question comes form Bill Frerichs of DA Davidson & Company.

Bill Frerichs:	Good afternoon. I was wondering if there are more products in general released this quarter than there were last, and if that’s part of the rather impressive number you’ve put up.

And I’m also wondering if there’s an emphasis on subscription that’s being made in advance of your merger with Synopsys, so they don’t have to slam it over us as hard.

Dennis Heller:	Bill, this is Dennis. I think that — well your first question, we did release Venus this quarter, but it of course, didn’t account for a large chunk of our sales for the quarter.

So I think that in general, the answer to your question was — is that it’s not a significantly different number of products that were available for release.

Bill Frerichs:	Okay, that’s helpful. And is there an emphasis on subscription?

Dennis Heller:	Well, my observation is that we try to sell the customer what they want. You can see in our numbers that there was a definite trend toward more subscription licenses this quarter, but I would say that’s really a reflection of customer demand, more than it is us trying to get them to buy one thing, as opposed to another.

Bill Frerichs:	Okay, and the billed and deferred, the sequential billed and deferred is related to maintenance mainly?

Viraj Patel:	Bill, this is Viraj. Well it’s — the deferred revenue comprises primarily of maintenance and time-based license.

Bill Frerichs:	Okay both.

Viraj Patel:	Both, yeah.

Bill Frerichs:	And what’s the average term of the subscriptions you wrote in this quarter, or time-based deals, or are they ratable?

Viraj Patel:	They’re all ratable.

Bill Frerichs:	Great, thanks very much.

Operator:	Garo Toomajanian of RBC Capital Markets.

Garo Toomajanian:	It’s Garo Toomajanian at RBC Capital Markets. The first question I have is regarding book to bill, I guess. Was book to bill below one, as is sort of typical for a Q1, or was it above 1?

Dennis Heller:	Garo, this is Dennis. You know, we typically don’t comment on our bookings amount, so I can’t comment on that.

Garo Toomajanian:	Okay, can you comment on whether booking was up year-over-year?

Dennis Heller:	No, I can’t comment on that either. You know we don’t discuss our bookings in the conference call.

Garo Toomajanian:	Okay. I noticed that service and maintenance was down sequentially. I’m wondering if you’re seeing one of the things that we’re seeing with other big EDA vendors in that a lot of customers are, you know, in order to save costs are choosing to go off maintenance, or you know, how else do you attribute that sequential down tick in services and maintenance?

So was it services or was it maintenance, I guess?

Dennis Heller:	Well, I think my observation is that any downturn, there’s always a temptation to defer the renewal of a maintenance contract, and of course, sometimes that does happen.

But keep in mind that any customer that would do that would have to pay back maintenance when they decide to renew their contract sometime in the future.

Garo Toomajanian:	Right. One of the things I’ve been wondering, on your expense savings is that, is there a factor of the upcoming acquisition really, I guess, presenting an opportunity for you guys to defer expenses until after the acquisition closes?

Has that been a factor at all in some of these cots savings you’ve been able to see?

Paul Lo:	This is Paul. No, we are continuing business as normal.

Garo Toomajanian:	Okay, and last question, I guess. If you were to estimate, or could I estimate what percent of your Apollo base has migrated over to Astro?

Paul Lo:	We haven’t done a detailed analysis, but our previous prediction is still — we still feel quite comfortable. We’re targeting 40% of our base to move to Astro by the end of this year. And we feel we’re making good progress on that goal.

Garo Toomajanian:	Okay, and I notice that a lot of the Astro wins that you’ve been talking about are with — it sounds like it’s a mix of both new customers, and also existing customers.

Do you think that going forward we’ll see a bigger percentage of the people who are adopting Astro coming from the existing customer base, rather than new customers?

Paul Lo:	I think that remains to be seen. We’re trying to figure out a trend, but we do have a large existing base. So naturally, I think a lot of them will migrate from Apollo to Astro.

Garo Toomajanian:	Okay, but your recent Apollo — I’m sorry, Astro sales over the last couple of quarters, do you know roughly what the split’s been between the upgrades from Apollo versus new customers?

Paul Lo:	We haven’t done that careful analysis, I apologize.

Garo Toomajanian:	Okay, no problem. Thanks a lot guys.

Paul Lo:	Thank you.

Operator:	Your next question comes from Yerlie Chatelain of Merrill Lynch.

Yerlie Chatelain:	Hi, this is Yerlie Chatelain for Jay Vleeschhouwer. Can you describe the size or distribution of your R&D staff in each of your geographic regions, and the turnover you’ve been experiencing in each of those areas? I have a follow-up question.

Paul Lo:	I’m sorry I don’t have the exact data in front of me. I think we increased some more headcount in Asia for R&D, and for headcount in U.S. it has been stable in the last year.

The turnover in the last quarter in the U.S. and Europe is very low. We do have a little bit of turnover in China, because of the people we hired are very new, and there’s some voluntary and involuntary turnover in that area. But overall, the turnover rate is very very small.

Yerlie Chatelain:	To what extent of your installed base have you seen market share loss, for either Cadence or Magma?

Paul Lo:	We didn’t see much of that actually.

Yerlie Chatelain:	And if you had remained independent, what percentage of your 2002 business would you have expected to come from renewals, or early renewals?

Paul Lo:	When you say early renewals, what does that mean?

Yerlie Chatelain:	Customers just placing renewal orders, prior to their — the end of the cycle.

Dennis Heller:	Hi, this is Dennis.

Yerlie Chatelain:	Hi.

Dennis Heller:	I would say that customers frequently — my observation has been that they typically don’t wait until the end of a contract to do their renewal. But when they do renewals — well first of all a lot of our time license contracts contain provisions for automatic renewal.

And I think that when they do additional negotiations, or take on additional products, it’s really driven by their own competitive posture, or the types of chips they’re doing, or the number of chip designs they’re doing. And that’s very very difficult to predict a year in advance.

I don’t know if that answers your question, but.

Yerlie Chatelain:	Okay, thanks.

Operator:	Your next question is from Janet of Quadra Capital.

Janet:	I have just a couple — I had to get off the call for a minute. Did you give a geographic breakdown of revenues?

Viraj Patel:	Janet this is Viraj. The geographic breakdown is consistent with our past numbers, about 60% is in North America; about 20% to 25% in Asia, and the remaining in Europe.

They’re consistent on a percentage basis with last year.

Janet:	Okay, and just a follow up question. I know you really don’t want to comment on what’s going on at FTC, but in talking to some people in the industry, my understanding is that the FTC has informed certain people that they wanted to interview them. And those interviews haven’t even been scheduled yet.

This sort of on the surface seems to raise some doubt as to whether or not, you know, they could be finished with their process in time for your shareholders vote.

Would you care to comment on that aspect of it at all?

Clayton Parker:	Yeah, this is Clayton again. You know we really can’t comment, except to reiterate what we said before, and that is to have all the necessary antitrust approvals that we would need to close the deal, by the time of the shareholder vote of June 4.

Janet:	One last one, if I may. Synopsys had indicated that you guys would be able to share joint products at DAC. Do you guys still feel that there is sufficient time to do, you know, whatever integration you need to do, or establish your joint marketing plans?

In other words can you shed some light as to what’s going on, sort of behind the scenes, pre-closing of the merger in preparation for DAC.

Paul Lo:	This is Paul I think we have done some high level discussion, discussing the preparation for DAC, but I don’t think that it’s real detailed product integration work, because we’re not allowed to do so.

I think they will be joining their marketing presentation, and hopefully we can put out a good flow, with whatever time we have before DAC.

Janet:	Thank you.

Operator:	Your next question is from Jim Clark of Brandywine Asset Management.

Jim Clark:	Hi, that’s Jim Clark of Brandywine Asset Management. Thanks for taking the call. You arguably produce about $3 to $4 a share of free cash flow. It's been accelerating, growing rapidly.

You have $210 cash on the balance sheet, and the value of the Synopsys shares being offered has fallen to around $16 a share, when it is clearly worth much more than that. Especially considering that a mechanism was developed by Synopsys bankers, to insure the legal outcome; rather in short, the legal outcome.

This is a great deal if you’re a Synopsys shareholder, but we own close to one million shares of Avant!, and intend to vote them against the deal, unless Synopsys sweetens it considerably, and we wonder why other large shareholders would not do the same.

Synopsys is stealing Avant! from us. So, here’s my question. You had a financial buyer at $19 or $20 in cash, back in, what was it, November, December? And you put another $2 of cash on the balance sheet since then, in business estrangement.

Now why would you not reopen negotiations with them, if Synopsys does not significantly sweeten its bid?

Clayton Parker:	Hey Jim, this is Clayton. You know, I think the market will do what it will do, and I think our Board will always try to act with their fiduciary obligations in mind.

And I don’t think that to talk about possible renegotiations, this probably isn’t a good forum for it.

Jim Clark:	Well, it might be a good forum to talk about, you know, shareholders do still have the right to vote against this deal. Let’s remember that this deal is not done yet.

Clayton Parker:	Hey, Jim, I don’t mean to criticize your opinion or question it at all, I’m just trying to tell you, I don’t think on the conference call it’s appropriate to talk about this.

Jim Clark:	I understand, I’m making a statement. Thank you very much.

Clayton Parker:	Sure.

Operator:	Your next question comes from Greg Mischou of Whitman Capital.

Greg Mischou:	Thank you. Good afternoon. I was hoping you could comment on your backlog. Do you have a change in backlog, an increase or decrease over last quarter?

Viraj Patel:	This is Viraj. We do not plan to discuss, just like Dennis said like bookings, we do not plan to discuss the backlog information on a quarterly basis.

Greg Mischou:	How about, you know, did you get the flavor on kind of bookings. Did that grow over the prior quarter? Do you discuss that?

Dennis Heller:	This is Dennis. No, we typically don’t talk about bookings numbers or bookings amounts. We don’t disclose it typically, or talk about it in our conference calls.

Greg Mischou:	Great. And just a final question, maybe you could help me out with, just regards on the deferred revenue on the balance sheet. Is that deferred revenue over a 12 month period, or is it some kind of total deferred revenue? Could you just expand on the definition?

Viraj Patel:	The deferred revenue it primarily consists of two things, it’s time base licenses, and maintenance on perpetual licenses. It basically represents cash the customers have paid us, for which we have not recognized revenue yet.

You would expect this deferred revenue to go through the income statement over the course of the next 12 months.

Greg Mischou:	Okay, so it doesn’t necessarily reflect what happened in the current quarter, it reflects kind of what happened

Viraj Patel:	It kind of, you know, it’s the business comes in, and gets, you know, replenished over time again.

Greg Mischou:	Okay, thank you

Operator:	Your next question is from John Barr of Robertson Stephens.

John Barr:	Yes, I wondered Dennis, if you could explain for us the affiliated revenues?

Viraj Patel:	That’s the affiliated revenue from Davan Tech, which is — we have 19% ownership. So we have broken out, in the past we used to break it out in the footnotes of the financials. We have broken it out on the face of the income statement now.

John Barr:	So, and is there anything from Maingate in there?

Viraj Patel:	Maingate is now a wholly owned subsidiary of Avant!. So, just to go back to Davan Tech, the revenue we recognize from this affiliate is on a cash basis.

John Barr:	Okay, and then just to follow up on that deferred revenue question. It looks like it was a seasonal increase this year of, I think, about 10%, where last year we were up by about 30%. I wondered if you could comment on that.

Dennis Heller:	It’s just a function of the business that comes into the quarter. That’s why we don’t talk about bookings on conference calls, it’s just a functional thing.

John Barr:	And then finally, you changed the presentation, and we like that, the way you did the perpetual versus time-based, but I wondered if you could tell us sequentially the change, and what was the breakout in the fourth quarter between the perpetual and time-based?

Viraj Patel:	Sure. In the fourth quarter of 2001 time-based licenses were 45%, maintenance which is defined as services, was 27%, and perpetual licenses was 27% and revenue from affiliates Davan Tech was 1%.

John Barr:	Okay, and then just to understand there — you’re now including within the time-based license an element of maintenance that formerly was in service.

Viraj Patel:	That’s correct.

John Barr:	Okay.

Viraj Patel:	So the total revenue from time-based license arrangements are all reflected in the time-based license line.

John Barr:	So we really need to go back and change our models to get quarterly comparisons here.

Viraj Patel:	I have the quarterly information. I think the Q1 information is already on the income statement that was published, on the income table. And I gave you the Q4 numbers.

For the benefit of the listeners, I’ll quickly give you the percentages for Q2 and Q3 of last year. I’ll start with Q2. Perpetual licenses were 26%, time-based licenses were 45%; and maintenance which is defined as services at 27% and revenue from affiliate Davan Tech is 2%. That’s the total percentage, 100% of total revenue for Q2.

For Q3 it was 25% for perpetual licenses, 45% for time-based licenses, and 30% for services, which is again is maintenance on perpetual licenses.

John Barr:	Okay, thank you.

Viraj Patel:	Sure, you’re welcome.

Operator:	Your next question is a follow up from Jennifer Jordan of Wells Fargo.

Jennifer Jordan:	That portion of my question has just gotten answered. Just quickly could you also give the breakout for those three quarters, in the product cost of goods line, and the services cost of good line, since those are still.

Viraj Patel:	We do not break out between time-based licenses and perpetual licenses, Jennifer, because the percentage is pretty much consistent. The costs of services and costs of software just stayed the same as last year.

It’s about 7% a quarter, if you take the costs of services and the cost of sales. It’s tracking about 7% for total revenues.

Jennifer Jordan:	Okay, so it’s only shifting slightly.

Viraj Patel:	Yeah, it’s only shifting slightly, because it doesn’t change the function from

Jennifer Jordan:	Right it’s just a component of, now that the TBL’s now include a portion of services revenue, so that that product cost goes up just a little bit, is that right?

Viraj Patel:	Yeah, if you look at it that way, but the cost of software is still at 1% to 2% in last years’ quarters.

Jennifer Jordan:	Okay.

Operator:	Your next question is also a follow-up from Dennis Wassung of Adams, Harkness and Hill.

Dennis Wassung:	Hi, just a last quick question here. There was no mention of guidance in terms of Q2. What your expectations are for sequential increase again, or just anything you’d like to say there?

Of course we might not have to hear the next conference call if the deals close, but just wanted to get your thoughts there, if you’re willing.

Paul Lo:	This is Paul. We’re not commenting on Q2, expecting that the merger will close.

Dennis Wassung:	Okay, thank you.

Operator:	There are no further questions at this time.

Paul Lo:	I would like to thank all of you for participating in this conference call. Thank you.

Operator:	This concludes today’s Avant! Corporation’s First Quarter 2002 Earnings Conference Call. You may now all disconnect.

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